Backers Inc.

Invest

$100.00 minimum investment

Deadline September 4, 2020
in 3 months

Share Price
$2.00

Total Raised
$0

Valuation
$8,560,000

4(a)(6) offering provided by Netcapital Funding Portal, Inc. Security transfer functionality provided by Netcapital Systems LLC.

INTRODUCING BACKERS INC.

Background: Backers is the brainchild of Brian Tinney and was further shaped with the help of Matthew Smart, Nicholas Bonetto, and others. The Backers platform is designed to leverage digital currency and smart contracts to bridge the gap between eSports competitors and their fans.

The Platform: The Backers Platform aims to allow eSports teams to create tournament structures with crowdfunded prize pools. The fans are Backing the teams and purchasing equity for that competition. All of the funds should be secured in a smart contract on a public blockchain. Think of it as a tournament with a cloud-based escrow account with specific software-defined payout instructions that mirror the tournament structure. The fans generate the prize pool and are now competing as “owners” for that prize money. With Backers, when the prize money is awarded to the winning teams, it is awarded directly to the Backers based on their equity share.

The Market: The eSports markets have several layers to consider for our purposes.

1. The Millennial Gamer:
   a. 66% of the U.S. population are gamers. b. Gamers streamed 10 billion hours of eSports in 2019. c. Gamers spend an average of $32 per month on in-game purchase. d. 45% identify as early tech adopters. e. The number of gaming video viewers reached 850 million in 2018. f. In 2020 the global in-game spending is estimated to be $32 billion.

2. The Professional Streamer: a. Gamers who stream content on Twitch, YouTube and other platforms. b. They monetize their stream by gaining viewers and subscriptions. c. Their fans watch billions of hours of content but have no way to engage directly. d. Twitch streamers with 2,000 subscribers can earn about $5,000 per month. e. In 2019 there were over 4000 eSports tournaments with a combined prize pool of over $211 million.

3. The Professional eSports Franchise: a. eSports teams pay franchise fees to compete in eSports tournaments. b. The League of Legends franchise fee from Riot Games is $10 million dollars. c. eSports tournaments reward millions of dollars to the players. d. The prize pools are generated from advertising dollars, sponsorships, and in-game purchases from regular users. e. eSports teams must pay salaries to their professional players. f. The average League of Legends professional player earns a base salary of $300,000 per year. g. Tyler Belvins a.k.a. Ninja earns $500,000 per month streaming Fortnite games.

The Team: Currently, Brian Tinney is the CEO of Backers. Matthew Smart, the President of Smart Software Inc. has been a contributor to the project and is the current Vice President of Backers. Matthew brings over 20 years of software development experience as well as his existing team and resources to the Backers development team.

The Platform: In late 2018 we began building our initial proof of concept by creating a full-stack application that runs on Amazon Web Services. The application allowed for the creation of a smart-contract for a 9 person poker tournament. Backers were able to contribute to the smart-contract and the payout was made according to the tournament results. The contract was executed on the Ethereum blockchain and the payouts were completed successfully. We are now ready to build out the platform on a size and scale capable of servicing the audience we are targeting.

Market Outlook

Competition: There are no companies offering direct equity in professional sports teams. There are sites that allow poker players to sell equity in the same way that we are discussing. This concept of “Backers” is common in the poker community and allows professional players to reduce variance. In the past, these relationships were kept private but recently several sites have opened online that allow players to sell equity in themselves for a tournament. For an example of the marketplace and functionality, please visit www.youstake.com. Fantasy Sports sites are similar, in that they are beginning to take digital currency, but they have no integration with smart-contracts, and they do not offer direct equity positions, see www.fanduel.com. The fact that both sites operate openly is great news for Backers as we expect to have to break little legal ground, it does however illustrate the need for us to move quickly and execute with excellence.

Industry Partners:

Why do we expect companies like Riot and Epic Games to work with Backers and what will it cost them? The answer is simple. We won’t charge them anything. We plan to give them an opportunity to have direct input into the platform, from the ground up. We plan to find a major eSports Creator or Franchise that is looking for a free and revolutionary way to further engage with their existing fan base. eSports companies could then use their existing marketing resources to advertise their competitions to their respective audiences. Backers are a service company and our goal is to partner with eSports companies to build a robust and feature-rich platform. We intend to build the platform and generate APIs so that eSports companies, streamers, and eventually anyone can build out crowdfunded campaigns on Backers.

How Do We Plan to Earn Money:

All users should pay a 2.5% transaction fee when they fund their favorite teams. That fee aims to cover the network fee to transmit the funds to and from the smart contract. Network fees should average 0.5% leaving a 2% return to Backers Inc. Let’s look at a simple but possible scenario.

1. Currently, there is over 120 million unique League of Legends players every month.
2. The 2020 Superbowl peaked with 99 million viewers, the 2019 League of Legends Championship peaked with 44 million viewers.
3. If we were to get 5 million fans to back their favorite teams with a $100 investment, that would generate $10 million dollars in fees on a $500 million-dollar prize pool.
4. The eSports teams and competitors earn an additional $10 million dollars in prize money as they own 2% of themselves in equity after selling 98% interest to their Backers.
5. $490 million dollars is distributed from the prize pool to the Backers, leaving them engaged and ready for another round.
6. That prize money will be re-invested in other teams and competitions as the eSports landscape changes. All competitions will generate fees for backers and increase prize pools for competitors. The Backers Platform will host several vertical crowd-funding applications that will all generate network fees as the campaigns are funded. Network fees can be reduced or waived when needed.

Vision and Insights.

Based on the research from BDO Global, Forbes, Business Insider, and others, we believe that any success in the development of our platform makes us a ripe target for anyone looking to fast track their exposure and saturation in eSports Market. Remember that Google offered to buy Groupon for $6 billion dollars immediately after its launch. Today Groupon is looking for a buyer and has a valuation of $2.4 billion dollars. It is extremely unlikely that we will see a valuation as high as Groupon, and you should not anticipate a large capital gain. However, we wanted you to know our vision. With a clear vision, excellent leadership, and careful execution, we believe we may be able to build a platform and launch more fanfare and excitement than any coupon site could ever imagine. While launching as a platform for eSports, Backers aim to be much more. We believe that our technology solutions will have use cases across multiple applications and industries. We expect our IP as well as our market saturation to allow us to attain profitability relatively quickly.

Learn more about Backers Inc. at www.backers.solutions.

USE OF PROCEEDS

If the offering's maximum amount of $1,070,000 is raised:

Use	Value	% of Proceeds
COO / CFO	$72,000	6.7%
Marketing Campaign	$180,570	16.9%
Developer Labor	$720,000	67.3%
Legal and Regulatory	$14,500	1.4%
MVP Launch	$12,000	1.1%
Branding / Social Media	$18,500	1.7%
Intermediary fees	$52,430	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in Backers Inc.. This offering must raise at least $10,000 by September 4, 2020 at 11:59am ET. If this offering doesn't reach its *target*, then your money will be refunded. Backers Inc. may issue additional securities to raise up to $1,070,000, the offering's *maximum*.

$0 raised

$10,000 minimum

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

4,815,000 shares
× $2.00 per share

$9,630,000 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest offering statement

UPDATES

Jun 5, 2020 • Primary offering of 535,000 shares at $2.00

ASK A QUESTION

Proofread your comment before submitting: once it's posted, you can't edit or delete it. For the fastest help with the web site, email help@netcapital.com instead of commenting.

Type your question or comment here

Post

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.